FOR IMMEDIATE RELEASE
Mount Logan Capital Inc. Announces Preliminary Results of Tender Offer
NEW YORK, February 4, 2026 (GLOBE NEWSWIRE) — Mount Logan Capital Inc. (Nasdaq: MLCI) (“Mount Logan” or the “Company”) announced today the preliminary results of its offer to purchase for cash up to $15 million of its shares of common stock, $0.001 par value, at a fixed price of $9.43 per share (the “Tender Offer”). The Tender Offer expired at 5:00 p.m., New York City time, on February 2, 2026 (the “Expiration Time”).
The Tender Offer was oversubscribed. In accordance with the terms and conditions of the Tender Offer and based on the preliminary count by Odyssey Transfer and Trust Company, the Depositary for the Offer, the Company expects to accept for payment an aggregate 1,590,668 shares of the Company’s common stock properly tendered and not properly withdrawn before the Expiration Time (excluding any shares tendered by notice of guaranteed delivery), at a purchase price of $9.43 per share, for an aggregate cost of approximately $15 million excluding fees and expenses relating to the Tender Offer. The Company expects to accept the shares on a pro rata basis. The shares expected to be purchased represent approximately 12% of the Company’s common stock issued and outstanding as of February 2, 2026.
Ted Goldthorpe, Chief Executive Officer and Chairman of Mount Logan, said, “We are pleased to complete our tender offering as part of our previously disclosed liquidity programs. The strong level of participation reflects meaningful shareholder engagement and will allow us to reduce our shares outstanding by 12% in a disciplined and efficient manner. We believe this outcome supports long-term shareholder value by enhancing per-share metrics while maintaining our focus on thoughtful capital allocation. We remain confident in Mount Logan’s strategy and the long-term opportunity to create value for our shareholders.”
Ladenburg Thalmann & Co. Inc. served as the Dealer Manager for the Tender Offer. Alliance Advisors, LLC served as Information Agent for the Tender Offer. Odyssey Transfer and Trust Company served as the Depositary for the Tender Offer.
The Tender Offer was conducted pursuant to the Tender Offer materials previously distributed to shareholders and filed with the SEC.
The number of shares expected to be purchased in the Tender Offer is preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the Depositary and does not include any shares to be delivered through the notice of guaranteed delivery. The final number of shares to be purchased in the Tender Offer will be announced following the expiration of the guaranteed delivery period and the completion by the Depositary of the confirmation process. Payment for the shares accepted for purchase pursuant to the Tender Offer, and the return of all other shares tendered and not purchased, will occur promptly thereafter. Payment for shares will be made in cash, less any applicable withholding taxes and without interest.
Shareholders who have questions or would like additional information about the Tender Offer may contact the information agent for the Tender Offer, Alliance Advisors, LLC, at (855) 206-1845, Email: MLCI@allianceadvisors.com.
About Mount Logan Capital Inc.
Mount Logan Capital Inc. is an integrated alternative asset management and insurance solutions firm focused on generating durable, fee-based revenue and long-term value creation. The Company leverages differentiated investment strategies alongside permanent insurance capital to deliver attractive, risk-adjusted returns across market cycles.
Through its subsidiaries, Mount Logan Management and Ability, Mount Logan manages and invests across private and public credit markets in North America and the reinsurance of annuity products. This integrated platform is designed to provide stable earnings, downside protection, and a low risk of principal impairment through the credit cycle.
As of September 30, 2025, Mount Logan Capital had over $2.1 billion in assets under management.
To learn more, visit https://ir.mountlogan.com.
Cautionary Statement Regarding Forward-Looking Statements
This press release, and oral statements made from time to time by representatives of Mount Logan, may contain statements of a forward-looking nature relating to future events within the meaning of applicable U.S. and Canadian securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements are not statements of historical fact and reflect Mount Logan’s current views about future events. Such forward-looking statements include, without limitation, statements about the final completion of the Tender Offer and the timing and promptness of payment for the shares accepted for purchase pursuant to the Tender Offer, and other statements that are not historical facts. No assurances can be given that the forward-looking statements contained in this press release will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Readers should carefully review the statements set forth in the reports, which Mount Logan has filed or will file from time to time on with the SEC or on SEDAR+ and any risk factors contained in such reports, which may cause results to differ.
Mount Logan does not undertake any obligation, and expressly disclaims any obligation, to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Any discussion of past performance is not an indication of future results. Investing in financial markets involves a substantial degree of risk. Investors must be able to withstand a total loss of their investment. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. The information contained on the website of Mount Logan is not incorporated by reference into this press release. Mount Logan is not responsible for the contents of third-party websites.
Contacts:
Mount Logan Capital Inc.
650 Madison Avenue, 3rd Floor
New York, New York 10022
mlc.ir@mountlogan.com
Andrew Berger
SM Berger & Company
Investor Relations
andrew@smberger.com